U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                      SEC File Number 0-26277
                                                       CUSIP Number 98211T 10 5

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: April 30, 2000
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    Nothing in this Form shall be  construed  to imply that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: N/A
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Part I - Registrant Information
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Full Name of Registrant:  wowtown.com, Inc.

Former Name if Applicable:  Paramount Services Corp.

Address of Principal Executive Office (Street and Number)

    999 West Hastings St., Suite 450

City, State and Zip Code

    Vancouver, British Columbia, Canada  V6C 2W2


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Part II - Rules 12b-25(b) and (c)
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    If the subject  report  could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
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    State below in reasonable  detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

    In February, 2000 the Company acquired all of the issued and outstanding shares of WOWtown.com, Inc. (a Nevada corporation) in exchange for 10,000,000 shares of common stock. On February 25, 2000, the Company changed its name to wowtown.com, Inc.

    Following the acquisition of WOWtown.com, Inc. the Company's management resigned and was replaced by the management of Wowtown.com, Inc.

    Prior to the Company's acquisition of WOWtown.com the Company had not commenced any operations. The Company's business is now that which was being conducted by Wowtown.com, Inc. This is the Company's first report on Form 10-KSB since the acquisition of Wowtown.com. As a result, more time is needed to complete Item 1 of the report.

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Part IV - Other Information
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

              William T. Hart            (303)                  839-0061
              -----------------          -----                  --------
                   (Name)             (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                wowtown.com, Inc.
                         -----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            wowtown.com, Inc.

Date:  July 28, 2000                        By /s/  William   T. Hart
                                           ----------------------------------
                                           William T. Hart
                                           Hart & Trinen
                                           Attorneys for Registrant
                                           1624 Washingtion Street
                                           Denver, Colorado  80203
                                           phone:  (303) 839-0061
                                           fax:  (303) 839-5414

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).